SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                    Form 6-K

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                       for the period ended (Day/Month/Year)


                                    BP p.l.c.
                 (Translation of registrant's name into English)


                 1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


              Form 20-F        |X|          Form 40-F
                         ---------------               ----------------


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                    Yes                            No        |X|
                         ---------------               ----------------



August 4, 2004


       The following release was issued in Tokyo at 1530 local time today



BP TO MERGE JAPANESE AUTOMOTIVE LUBRICANTS BUSINESS WITH PETROLUB INTERNATIONAL


BP Japan and Petrolub International announced today that they have reached an agreement to merge their automotive lubricant businesses and create a new company called BP Castrol KK with combined total sales revenues of $180 million (JPY20 billion).

Petrolub International, which is publicly traded on the 1st Section of the Tokyo Stock Exchange, has been importing, manufacturing and marketing BP and Duckhams branded automotive lubricants since 1978 with BP holding a 31.54 per cent interest in the company. However the Castrol lubricants business, which BP acquired in 2000, is currently operated by BP Japan.

"This deal brings together the strong lubricant brands of the BP Group in Japan, which is the second largest automotive lubricants market in the world, and will create a broader platform from which to develop the business further," said Mike Johnson, BP's Asia Pacific lubricants vice president.

Following the transaction, BP will own around 70 per cent of BP Castrol KK, which will continue to be traded on the Tokyo stock exchange, and will also operate the new combined business. The parties anticipate completing the transaction, which requires shareholder approval, around the turn of the year.

"This merger will strengthen the sales operations of BP Group automotive lubricants within Japan," said K Ohashi, president of Petrolub. "In particular it will enable us to provide an enhanced service - fully supported by the global BP lubricants organisation - to our Japanese customers."

Until such time as BP Castrol KK is formed, currently estimated to be around January 1, 2005, BP Japan and Petrolub will continue to operate their respective lubricants businesses as separate operations, observing the highest operational and safety standards, while preparing for a smooth transition.


Notes to Editors:

- BP is one of the world's largest energy companies, with interests in more than 100 countries and over 103,000 employees.

- BP has been doing business in Japan since the 1950s and gained a listing on the Tokyo Stock Exchange in August 1987. It currently operates in the chemicals, gas and power, lubricants, marine, solar and trading sectors.

- The Japanese automotive lubricants market is around $2bn (JPY200bn) per annum, making it the second largest in the world.

- The combined net asset value of the new company is in excess of $63 million (JPY7 billion).


Further information:

Hiromi Barada, BP Japan, tel: +81 3 3796 6404
Wendy Silcock, BP London, tel: +44 (0)207 496 4358


                                    - ENDS -



                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                         BP p.l.c.
                                        (Registrant)



Dated:  04 August, 2004                            /s/ D. J. PEARL
                                                  ..............................
                                                  D. J. PEARL
                                                  Deputy Company Secretary